================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             PINNACLE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

   COMMON STOCK, NO PAR VALUE                              723481107
--------------------------------------------------------------------------------
 (Title of class of securities)                         (CUSIP number)

                            STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                DECEMBER 2, 1996
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                        (Continued on following page(s))
                              (Page 1 of 25 Pages)
                       (Exhibit Index appears on page 24)


================================================================================

------------------------------------          ----------------------------------
CUSIP No. 723481107                    13D                  Page 2 of 25
------------------------------------          ----------------------------------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:                 IRWIN L. JACOBS

          S.S. OR I.R.S. IDENTIFICATION NO.                    ###-##-####
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            PF, OO

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   UNITED STATES
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   252,800
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              252,800
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               252,800
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [_]
          SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             3.38%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 IN

--------------------------------------------------------------------------------

-------------------------------------         ----------------------------------
CUSIP No. 723481107                     13D                 Page 3 of 25
-------------------------------------         ----------------------------------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:                 ALEXANDRA JACOBS

          S.S. OR I.R.S. IDENTIFICATION NO.                    ###-##-####
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            PF, OO

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   UNITED STATES
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   10,000
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              10,000
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               10,000
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [_]
          SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0.13%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 IN

--------------------------------------------------------------------------------

-------------------------------------           --------------------------------
CUSIP No. 723481107                      13D                  Page 4 of 25
-------------------------------------           --------------------------------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:                 MELINDA A. JACOBS-GRODNICK

          S.S. OR I.R.S. IDENTIFICATION NO.                    ###-##-####
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            OO

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   UNITED STATES
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   5,000
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              5,000
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               5,000
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [_]
          SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0.07%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 IN

--------------------------------------------------------------------------------

-------------------------------------          ---------------------------------
CUSIP No. 723481107                     13D                  Page 5 of 25
-------------------------------------          ---------------------------------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:                 RANDI F. JACOBS

          S.S. OR I.R.S. IDENTIFICATION NO.                    ###-##-####
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            OO

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   UNITED STATES
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   10,000
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              10,000
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               10,000
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [_]
          SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0.13%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 IN

--------------------------------------------------------------------------------

--------------------------------------           -------------------------------
CUSIP No. 723481107                       13D                  Page 6 of 25
--------------------------------------           -------------------------------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:                 TRISHA L. JACOBS

          S.S. OR I.R.S. IDENTIFICATION NO.                    ###-##-####
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            OO

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   UNITED STATES
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   20,000
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              20,000
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               20,000
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [_]
          SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0.27%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 IN

--------------------------------------------------------------------------------

-------------------------------------           --------------------------------
CUSIP No. 723481107                      13D                  Page 7 of 25
-------------------------------------           --------------------------------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:          IRWIN L. JACOBS IRREVOCABLE TRUST
                                             FBO MELINDA A. JACOBS-GRODNICK

          S.S. OR I.R.S. IDENTIFICATION NO.                    41-6274610
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            WC, OO

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   MINNESOTA
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   5,000
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              5,000
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               5,000
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [_]
          SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0.07%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 OO

--------------------------------------------------------------------------------

---------------------------------------           ------------------------------
CUSIP No. 723481107                        13D              Page 8 of 25
---------------------------------------           ------------------------------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:            IRWIN L. JACOBS IRREVOCABLE TRUST
                                               FBO RANDI F. JACOBS

          S.S. OR I.R.S. IDENTIFICATION NO.                    41-6274584
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            WC, OO

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   MINNESOTA
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   60,000
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              60,000
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               60,000
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [_]
          SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0.80%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 00

--------------------------------------------------------------------------------

-------------------------------------           --------------------------------
CUSIP No. 723481107                      13D                  Page 9 of 25
-------------------------------------           --------------------------------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:            IRWIN L. JACOBS IRREVOCABLE TRUST
                                               FBO TRISHA L. JACOBS

          S.S. OR I.R.S. IDENTIFICATION NO.                    41-6274609
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            WC, OO

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   MINNESOTA
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   50,000
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              50,000
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               50,000
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [_]
          SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0.67%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 00

--------------------------------------------------------------------------------

---------------------------------------          -------------------------------
CUSIP No. 723481107                       13D                  Page 10 of 25
---------------------------------------          -------------------------------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:               JACOBS MANAGEMENT CORPORATION

          S.S. OR I.R.S. IDENTIFICATION NO.                    41-1458571
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (A) [X]
                                                                         (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            WC, OO

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   DELAWARE
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   20,000
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              20,000
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               20,000
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [_]
          SHARES:

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0.27%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D (this "Statement") relates to shares of common stock, no par value (the "Shares"), of Pinnacle Systems, Inc., a California corporation (the "Company"). The principal executive offices of the Company are located at 280 N. Bernardo Avenue, Mountain View, California 94043.


ITEM 2.     IDENTITY AND BACKGROUND.

            This Statement is being filed by Irwin L. Jacobs ("ILJ"), Alexandra Jacobs ("AJ"), Melinda A. Jacobs-Grodnick ("MJG"), Randi F. Jacobs ("RFJ"), Trisha L. Jacobs ("TLJ"), the Irwin L. Jacobs Irrevocable Trust For The Benefit of Melinda A. Jacobs-Grodnick (the "MJG Trust"), the Irwin L. Jacobs Irrevocable Trust For the Benefit of Randi F. Jacobs (the "RFJ Trust"), the Irwin L. Jacobs Irrevocable Trust For The Benefit of Trisha L. Jacobs (the "TLJ Trust" and, collectively with the MJG Trust and the RFJ Trust, the "Trusts"), and Jacobs Management Corporation ("JMC" and, collectively with ILJ, AJ, MJG, RFJ, TLJ and the Trusts, the "Reporting Persons").

            The following information relates to ILJ:

                  (a)  Name:  Irwin L. Jacobs
                  (b)  Business Address:  100 South Fifth Street,
                        Suite 2500, Minneapolis, Minnesota 55402
                  (c)  Principal Occupation: President of JMC (see
                        information concerning JMC below). ILJ is also Chairman of the Board of Directors of Genmar Holdings, Inc., a manufacturer of recreational power boats.
                  (d)  and (e) Legal Proceedings:  None
                  (f)  Citizenship:  United States

            The following information relates to AJ:

                  (a)  Name:  Alexandra Jacobs
                  (b)  Business Address:  100 South Fifth Street,
                        Suite 2500, Minneapolis, Minnesota 55402
                  (c) Principal Occupation: Artist,
                        Alexandra Corporation, 901 North Third
                        Street, Minneapolis, Minnesota 55401
                  (d)  and (e) Legal Proceedings:  None
                  (f)  Citizenship:  United States

            The following information relates to MJG:

                  (a)  Name:  Melinda A. Jacobs-Grodnick
                  (b)  Residential Address:  6250 Chasewood Drive,
                        Eden Prairie, Minnesota 55344
                  (c)  Principal Occupation: Entertainment Reporter,
                        KSTP-FM, Inc., 3415 University Avenue,
                        St. Paul, Minnesota 55114
                  (d)  and (e) Legal Proceedings:  None
                  (f)  Citizenship:  United States

            The following information relates to RFJ:

                  (a)  Name:  Randi F. Jacobs
                  (b)  Residential Address:  73-373 Country Club
                        Drive, #2211, Palm Desert,
                        California 92260
                  (c)  Principal Occupation:  Art Gallery Curator,
                        Alexandra Corporation, 901 North Third
                        Street, Minneapolis, Minnesota 55401
                  (d)  and (e) Legal Proceedings:  None
                  (f)  Citizenship:  United States

            The following information relates to TLJ:

                  (a)  Name:  Trisha L. Jacobs
                  (b)  Residential Address:  2950 Dean Parkway,
                        #702, Minneapolis, Minnesota 55416
                  (c)  Principal Occupation:  Esthetician,
                        Tiro Industries, Inc., 2700 East 28th
                        Street, Minneapolis, Minnesota 55416
                  (d)  and (e) Legal Proceedings:  None
                  (f)  Citizenship:  United States

            The following information relates to the MJG Trust:

                   (i)  Name:  Irwin L. Jacobs Irrevocable Trust FBO
                               Melinda A. Jacobs-Grodnick
                  (ii)  Place of Organization:  Minnesota
                 (iii)  Principal Business: Investments
                  (iv)  Principal Business Address:  100 South Fifth
                         Street, Suite 2500, Minneapolis,
                         Minnesota 55402
                   (v)  Information required by clauses (d) or (e)
                         of Item 2 of Schedule 13D:  None

            The following information relates to the RFJ Trust:

                   (i)  Name:  Irwin L. Jacobs Irrevocable Trust FBO
                               Randi F. Jacobs
                  (ii)  Place of Organization:  Minnesota
                 (iii)  Principal Business: Investments
                  (iv)  Principal Business Address:  100 South Fifth
                         Street, Suite 2500, Minneapolis,
                         Minnesota 55402
                   (v)  Information required by clauses (d) or (e)
                         of Item 2 of Schedule 13D: None

            The following information relates to the TLJ Trust:

                   (i)  Name:  Irwin L. Jacobs Irrevocable Trust FBO
                               Trisha L. Jacobs
                  (ii)  Place of Organization:  Minnesota
                 (iii)  Principal Business: Investments
                  (iv)  Principal Business Address:  100 South Fifth
                         Street, Suite 2500, Minneapolis,
                         Minnesota 55402
                   (v)  Information required by clauses (d) or (e)
                         of Item 2 of Schedule 13D: None

            The following information relates to JMC:

                   (i)  Name:  Jacobs Management Corporation
                  (ii)  Place of Organization:  Delaware
                 (iii)  Principal Business:  JMC is a management
                         consulting firm which advises companies in diverse businesses.
                  (iv)  Principal Business Address:  100 South Fifth
                         Street, Suite 2500, Minneapolis,
                         Minnesota 55402
                   (v)  Information required by clauses (d) or (e)
                         of Item 2 of Schedule 13D: None

            Listed on Appendix A hereto are the names, business addresses and principal occupations of the trustees of the Trusts, and listed on Appendix B hereto are the names, business addresses and principal occupations of the directors, executive officers and controlling persons of JMC. Each of the persons listed on Appendices A and B is a citizen of the United States and no information required pursuant to clauses (d) or (e) of Item 2 of Schedule 13D is applicable with respect to any of such persons.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            ILJ purchased an aggregate of 252,800 Shares for an aggregate consideration (including brokerage commissions) of approximately $2,754,180.81. ILJ acquired such Shares by using equal amounts of personal funds and borrowings from his margin account at Jefferies & Company, Inc. ("Jefferies").

            AJ purchased an aggregate of 10,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $102,500.00. AJ acquired such Shares by using equal amounts of personal funds and borrowings from her margin account at Jefferies.

            MJG purchased an aggregate of 5,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $48,750.00. MJG acquired such Shares by using equal amounts of proceeds of a loan from ILJ and borrowings from her margin account at Jefferies.

            RFJ purchased an aggregate of 10,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $97,500.00. RFJ acquired such Shares by using equal amounts of proceeds of a loan from ILJ and borrowings from her margin account at Jefferies.

            TLJ purchased an aggregate of 20,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $195,000.00. TLJ acquired such Shares by using equal amounts of proceeds of a loan from ILJ and borrowings from her margin account at Jefferies.

            The MJG Trust purchased an aggregate of 5,000 Shares for an aggregate consideration (including brokerage commissions) of $65,625.00. The MJG Trust acquired such Shares by using equal amounts of available funds and borrowings from its margin account at Jefferies.

            The RFJ Trust purchased an aggregate of 60,000 Shares for an aggregate consideration (including brokerage commissions) of $643,750.00. The RFJ Trust acquired such Shares by using equal amounts of available funds and borrowings from its margin account at Jefferies.

            The TLJ Trust purchased an aggregate of 50,000 Shares for an aggregate consideration (including brokerage commissions) of $606,750.00. The TLJ Trust acquired such Shares by using equal amounts of available funds and borrowings from its margin account at Jefferies.

            JMC purchased an aggregate of 20,000 Shares for an aggregate consideration (including brokerage commissions) of $247,874.00. JMC acquired such Shares by using equal amounts of available working capital and borrowings from its margin account at Jefferies.


ITEM 4.     PURPOSE OF THE TRANSACTION.

            The Reporting Persons have acquired the Shares described herein in order to obtain an equity position in the Company, the Shares of which, in the opinion of the Reporting Persons, is presently undervalued. From time to time, the Reporting Persons will evaluate their position and may determine to seek control of the Company.

            Preliminary to any determination to seek control, the Reporting Persons may explore the feasibility of, and strategies for, seeking control and may explore, among other possibilities, (i) making a proposal to the Company for a merger or business combination; (ii) acquiring additional Shares (subject to the availability of Shares at prices deemed favorable) from time to time in the open market, in privately negotiated transactions or otherwise; or (iii) entering into arrangements with third parties who may be interested in joining with the Reporting Persons to acquire control of the Company, which arrangements may contemplate the sale or disposition of portions of the Company's assets to such third parties after control is obtained.

            Depending upon the course of action that the Reporting Persons pursue, the Reporting Persons may attempt to dispose of Shares in the open market, in privately negotiated transactions or otherwise.

            Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time and there is no assurance that the Reporting Persons will actually purchase additional Shares or seek to influence or obtain control of the Company. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of December 10, 1996, the Reporting Persons beneficially owned the number of Shares respectively set forth below. The percentages set forth below represent the percentage of the outstanding Shares (based on a total of 7,481,808 Shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996) represented by the Shares beneficially owned by the Reporting Persons.

                                                       Percent of
     Reporting                Number of                Outstanding
     Person                   Shares                   Shares
     ------                   ------                   ------
     ILJ                      252,800                  3.38%

     AJ                        10,000                  0.13%

     MJG                        5,000                  0.07%

     RFJ                       10,000                  0.13%

     TLJ                       20,000                  0.27%

     The MJG Trust              5,000                  0.07%

     The RFJ Trust             60,000                  0.80%

     The TLJ Trust             50,000                  0.67%

     JMC                       20,000                  0.27%


            As of December 10, 1996, the Reporting Persons beneficially owned an aggregate of 432,800 Shares, representing approximately 5.78% of the outstanding Shares.

            (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

            (c) The information concerning transactions in the Shares effected by the Reporting Persons during the past 60 days is set forth in Appendix C hereto and incorporated herein by reference. All such transactions were effected through the open market.

            (d)-(e)  Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to any securities of the Company.



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The following are filed herewith as exhibits to this Statement.

            1. Agreement among the signatories of this Statement with respect to its filing.

                                  SIGNATURES


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 11, 1996           /s/ Irwin L. Jacobs
                                    ----------------------------------------
                                    Irwin L. Jacobs

                                    /s/ Alexandra Jacobs
                                    ----------------------------------------
                                    Alexandra Jacobs

                                    /s/ Melinda A. Jacobs-Grodnick
                                    ----------------------------------------
                                    Melinda A. Jacobs-Grodnick

                                    /s/ Randi F. Jacobs
                                    ----------------------------------------
                                    Randi F. Jacobs

                                    /s/ Trisha L. Jacobs
                                    ----------------------------------------
                                    Trisha L. Jacobs

                                    Irwin L. Jacobs Irrevocable Trust
                                    FBO Melinda A. Jacobs-Grodnick

                                    /s/ David Mahler
                                    ----------------------------------------
                                    By: David Mahler, Trustee


                                    Irwin L. Jacobs Irrevocable Trust
                                    FBO Randi F. Jacobs

                                    /s/ David Mahler
                                    ----------------------------------------
                                    By: David Mahler, Trustee


                                    Irwin L. Jacobs Irrevocable Trust
                                    FBO Trisha L. Jacobs

                                    /s/ David Mahler
                                    ---------------------------------------
                                    By: David Mahler, Trustee


                                    Jacobs Management Corporation

                                    By: /s/ Irwin L. Jacobs
                                    ---------------------------------------
                                    Irwin L. Jacobs, President

                                                                    Appendix A
                                                                    ----------

                            Trustees of the Trusts
                            ----------------------


Name and Business Address                 Principal Occupation
-------------------------                 --------------------

Alexandra Jacobs                          Artist
100 South Fifth Street
Suite 2500
Minneapolis, Minnesota  55402

David A. Mahler                           Vice President and Treasurer,
100 South Fifth Street                    Jacobs Management Corporation
Minneapolis, Minnesota  55402

                                                                    Appendix B
                                                                    ----------

                       Directors, Executive Officers and
                          Controlling Persons of JMC
                          --------------------------


Name                                      Principal Occupation
----                                      --------------------

Irwin L. Jacobs                           President, Director
                                          and Controlling Person of JMC

Daniel T. Lindsay                         Executive Vice President,
                                          Secretary and Director of JMC

Roger Cloutier, II                        Senior Vice President of JMC

Warren A. Erdman                          Vice President of
                                          Administration of JMC

David A. Mahler                           Vice President and
                                          Treasurer of JMC


            The business address of each of the persons listed above is 100 South Fifth Street, Suite 2500, Minneapolis, Minnesota 55402.

                                                                    Appendix C
                                                                    ----------


                   Transactions By the Reporting Persons in
          Pinnacle Systems, Inc. Common Stock During the Past 60 Days
          -----------------------------------------------------------



                                IRWIN L. JACOBS

            Number of Shares  Price Per
Date        Bought            Share($)    Commission($)     Total Cost($)
----        ------            --------    -------------     -------------

11/01/96     20,000           10.938         0.00             218,750.00
11/18/96    105,000            9.750         0.00           1,023,750.00
12/02/96     67,000           10.250         0.00             686,750.00




                                  ALEXANDRA JACOBS

            Number of Shares  Price Per
Date        Bought            Share($)    Commission($)     Total Cost($)
----        ------            --------    -------------     -------------

12/02/96      10,000          10.250         0.00             102,500.00




                             MELINDA A. JACOBS-GRODNICK

            Number of Shares  Price Per
Date        Bought            Share($)    Commission($)     Total Cost($)
----        ------            --------    -------------     -------------

11/18/96      5,000           9.750          0.00              48,750.00

                                   RANDI F. JACOBS

            Number of Shares  Price Per
Date        Bought            Share($)    Commission($)     Total Cost($)
----        ------            --------    -------------     -------------

11/18/96      10,000          9.750          0.00              97,500.00




                                  TRISHA L. JACOBS

            Number of Shares  Price Per
Date        Bought            Share($)    Commission($)     Total Cost($)
----        ------            --------    -------------     -------------

11/18/96      20,000          9.750          0.00             195,000.00




                          IRWIN L. JACOBS IRREVOCABLE TRUST
                                 FBO RANDI F. JACOBS

            Number of Shares  Price Per
Date        Bought            Share($)    Commission($)     Total Cost($)
----        ------            --------    -------------     -------------

12/02/96      50,000          10.250         0.00             512,500.00




                          IRWIN L. JACOBS IRREVOCABLE TRUST
                                FBO TRISHA L. JACOBS

            Number of Shares  Price Per
Date        Bought            Share($)    Commission($)     Total Cost($)
----        ------            --------    -------------     -------------

12/02/96      20,000          10.250         0.00             205,000.00

                            JACOBS MANAGEMENT CORPORATION

            Number of Shares  Price Per
Date        Bought            Share($)    Commission($)     Total Cost($)
----        ------            --------    -------------     -------------

12/10/96      20,000          12.344         1,000.00         247,874.00

                                    Exhibit Index

Exhibit                                                                     Page
-------                                                                     ----

1.    Agreement among the signatories
      to this Statement with respect to its filing............................25

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